SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


********************************************
In the Matter of
Alliant Energy Corporation, et al.                   CERTIFICATE
File No. 70-9891                                     PURSUANT TO
(Public Utility Holding Company Act of 1935)         RULE 24
********************************************





     This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9891. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated October 3, 2001 (the "Order"), as amended.

     This Certificate is for the period covering October 1, 2003 - December 31, 2003 (hereinafter referred to as the "period").

     The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

1. A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

     ANSWER:

     See attached Exhibit A


2. A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

     ANSWER:

     See attached Exhibit A


3. The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.

     ANSWER:

     See attached Exhibit B


4.   The market-to-book ratio of Alliant Energy's common stock.

     ANSWER:

     See attached Exhibit C


5. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

     ANSWER:

     See attached Exhibit D


6. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

     ANSWER:

     See attached Exhibit E

7. The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

     ANSWER:

     There was no restricted stock issued in this period.


8. The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted;

     ANSWER:

     There were no options granted during this period.

     See attached Exhibit F


9. If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

     ANSWER:

     See attached Exhibits G


10. The amount and terms of any Alliant Energy indebtedness issued during the quarter.

     ANSWER:

     None


11. The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52.

     ANSWER:

     None


12. The notional amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

     ANSWER:

     None


13. The name, parent company and amount invested in any intermediate subsidiary or financing, subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

     ANSWER:

     Alliant Energy Corporation invested $4.2 million in non-utility energy assets during the period from October 1, 2003 through December 31, 2003.

     See attached Exhibit H

            Whiting Petroleum Corporation's Energy Asset Investments:
     ----------------------------------------------------------------------
        Asset investments                                    ($0)
        Leasing and other activity                   $ 4,213,247
        Proceeds from sales                                  ($0)

                                        Total:       $ 4,213,247

14. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of filing entity and the date of the filing.

     ANSWER:

     (1) Alliant Energy Corporate Services, Inc. filed a U-6B-2 on November 12, 2003.

15. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

     ANSWER:

     Incorporated by reference to Alliant Energy's Form 10-K for the year ended December 31, 2003.


16. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.

     ANSWER:

     See attached Exhibit I


17. A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

     ANSWER:

     See attached Exhibit J


18. Registration statements filed under the Securities Act of 1933 with respect to securities that are subject of this Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

     ANSWER:

     None.









                                S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.

                                ALLIANT ENERGY CORPORATION


                                  /s/ Thomas L Hanson
                          By:   ------------------------------------------
                                 Name:   Thomas L. Hanson
                                 Title:   Vice President and Treasurer


March 25, 2004

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit A
Report Period:  October 1, 2003 - December 31, 2003

Item 1: A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

Item 2: A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

December 31, 2003

                                                                                                                         Aggregate
                                                                                        Investments    Commitments      Investment
                                                                                        -------------------------------------------
                                                                                                    (dollars in millions)

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.                                     $    -       $    -        $    -
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                                            -            -             -
Anhui New Energy Heat & Power Co. Ltd.                                                         14.4            -          14.4
Catleo Energia S.A.                                                                               -            -             -
Companhia de Electricidade de Nova Friburgo S.A.                                                  -            -             -
Companhia Energetica da Borborema S.A.                                                            -            -             -
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                                1.0            -           1.0
Empresa Energetica de Sergipe S.A.                                                              0.2            -           0.2
Hebei Wuan Peak Heat and Power Co. Ltd.                                                         7.7            -           7.7
Henan Anfeng Electric Power Co. Ltd.                                                            9.0            -           9.0
Henan Yongfeng Electric Power Co. Ltd.                                                         11.0            -          11.0
Infratil Ltd.                                                                                  15.0            -          15.0
Jiaxing JIES Power & Heat Co. Ltd.                                                             13.4            -          13.4
LDM Utility Co., S.A. de C.V.                                                                  40.5            -          40.5
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                                   15.3            -          15.3
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                             90.2            -          90.2
Tai An Hua Feng Peak Heat and Power Co. Ltd.                                                    6.3            -           6.3
Tai An Xin Wen Peak Heat and Power Co. Ltd.                                                       -            -             -
Tangshan Peak Heat & Power Co. Ltd.                                                            48.6            -          48.6
Tongxiang TIES Power & Heat Co. Ltd.                                                           10.4            -          10.4
TrustPower Ltd.                                                                                44.1            -          44.1
Usina Termeletrica de Juiz De Fora S.A.                                                        13.9            -          13.9
Zouping Peak CHP Co. Ltd.                                                                      15.8            -          15.8
Guarantee of debt security intended to finance future FUCO investments                            -         25.0          25.0
                                                                                        -------------------------------------------
Aggregate Investments in Foreign Utility Companies (FUCOs)                                    356.8         25.0         381.8
                                                                                        -------------------------------------------


Alliant Energy Neenah, LLC                                                                     56.7            -          56.7
Guarantee of the debt security of a 6 Mw low Btu gas electric generating                          -          4.2           4.2
  facility in Cedar Rapids, Iowa
Gas turbines acquired for a 309 Mw, gas fired, generating facility                                -         74.8          74.8
  in Sheboygan Falls, Wisconsin
                                                                                        -------------------------------------------
 Aggregate Investments in Electric Wholesale Generators (EWGs)                                 56.7         79.0         135.7
                                                                                        -------------------------------------------
         Total Aggregate Investments in EWGs and FUCOs                                        413.5        104.0         517.5
                                                                                        -------------------------------------------


                                                                                                      Balance at       Average
                                                                                                    end of quarter     balance
                                                                                                   --------------------------------


Alliant Energy's consolidated retained earnings at March 31, 2003                                          734.7
Alliant Energy's consolidated retained earnings at June 30, 2003                                           743.7
Alliant Energy's consolidated retained earnings at September 30, 2003                                      819.4
Alliant Energy's consolidated retained earnings at December 31, 2003                                       840.4
Alliant Energy's "consolidated retained earnings" at December 31, 2003
                                                  (average of ending balance of four previous quarters)                  784.6
                                                                                                          -------------------------
Amount remaining under the Requested EWG/FUCO Investment Authority.                                                     $267.1
                                                                                                                 ==================


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit B
Report Period:  October 1, 2003 - December 31, 2003


Item 3:  The  consolidated   capitalization   ratio  of  Alliant  Energy,   with
     consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.


Alliant Energy Corporation Consolidated Statement of Capitalization December 31, 2003
(amounts in thousands of dollars)

                                                     Amounts           Percentage
                                                 ---------------------------------
 Common equity                                      $   2,371,314         47.50%
Cumulative preferred stock                                243,803          4.89%
Consolidated debt (1)                                   2,376,674         47.61%
                                                 ---------------------------------
                                                    $   4,991,791        100.00%
                                                 =================================


(1)
Long-term debt, net (excluding current portion)     $   2,123,298
Current maturities and sinking funds                       69,281
Variable rate demand bonds                                 55,100
Commercial paper                                          107,500
Other short-term borrowings                                21,495
                                                 -------------------
                                                     $   2,376,674
                                                 ===================


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C
Report Period:  October 1, 2003 - December 31, 2003


Item 4: The market-to-book ratio of Alliant Energy's common stock.

Market value per share at December 31, 2003                  $       24.90
Common equity at December 31, 2003 (in thousands)            $   2,371,314
Total shares outstanding at December 31, 2003                  110,962,910
Book value per share at December 31, 2003                    $       21.37
Market-to-book ratio of Alliant Energy's common stock               116.52%
                                                             ===============

Certificate Pursuant to Rule 24
Exhibit D
Report Period:  October 1, 2003 - December 31, 2003


Item 5: Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

Alliant Energy Corporation
Statement of Retained Earnings
For the Three Months Ended December 31, 2003
(amounts in thousands of dollars)

Beginning balance (September 30, 2003)                                $ 819,396
Net income/(loss):
From EWGs and FUCOs (*)                                       15,221
Other                                                         33,414
                                                         ------------
Total net income/(loss)                                                  48,635
Common stock dividends                                                  (27,614)
                                                                      ----------
Ending balance (December 31, 2003)                                    $ 840,417
                                                                      ==========

     (*) Amount does not include the allocation of interest, tax or corporate expenses.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit E
Report Period:  October 1, 2003 - December 31, 2003


Item 6: A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

                                                                   For the twelve months ended December 31, 2003
                                                                --------------------------------------------------

                                                                     Revenues                Net Income/(Loss)
                                                                -------------------     --------------------------



Alliant Energy Neenah, LLC                                           15,028,586                6,019,686
Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.              1,086,393                   49,928
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                        -                        -
Anhui New Energy Heat & Power Co. Ltd.                                        -                        -
Catleo Energia S.A.                                                   5,212,018                7,085,015
Companhia de Electricidade de Nova Friburgo S.A.                     23,713,333                  814,933
Companhia Energetica da Borborema S.A.                               29,220,793                1,313,039
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                     89,413,317               (8,377,327)
Empresa Energetica de Sergipe S.A.                                  130,117,526                5,947,991
Hebei Wuan Peak Heat and Power Co. Ltd.                               7,556,926                1,016,969
Henan Anfeng Electric Power Co. Ltd.                                  9,928,452                1,249,556
Henan Yongfeng Electric Power Co. Ltd.                               10,703,281                1,176,456
Infratil Ltd. (*)                                                    76,622,095               10,174,385
Jiaxing JIES Power & Heat Co. Ltd.                                            -                        -
LDM Utility Co., S.A. de C.V. (**)                                            -                        -
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                          8,734,440                1,136,378
Sociedade Anonima de Eletrificacao da Paraiba S.A.                  151,190,963               13,783,455
Tai An Hua Feng Peak Heat and Power Co. Ltd.                          8,756,501                2,902,984
Tai An Xin Wen Peak Heat and Power Co. Ltd.                           5,701,694                1,621,376
Tangshan Peak Heat and Power Co. Ltd.                                24,359,073                  549,095
Tongxiang TIES Power & Heat Co. Ltd.                                          -                        -
TrustPower Ltd. (*)                                                 411,327,301               35,563,364
Usina Termeletrica de Juiz De Fora S.A.                              33,735,660                8,483,594
Zouping Peak CHP Co. Ltd.                                            16,840,412                2,022,748

     (*) The most recently available information for Alliant Energy's FUCOs in New Zealand is the twelve months ended December 31, 2003.

    (**) The most recently  available  information for LDM Utility Co., S.A. de
         C.V. is the twelve months ended December 31, 2002.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F
Report Period:  October 1, 2003 - December 31, 2003

Item 8: The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plan and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.


                                    Original Issue
                     Shareowner                       Long-term Equity
     Date           Direct Plan       401K            Incentive Plan
------------------------------------------------------------------------
    9/15/2003          33,623              -                  -
    9/29/2003               -         22,780                  -
    10/15/2003         22,900              -                  -
    11/10/2003              -         20,484                  -
    11/17/2003        139,617              -                  -
    11/18/2003              -         45,910                  -
    12/15/2003         19,893              -                  -
    12/23/2003              -         20,409                  -
========================================================================
      TOTALS          216,033        109,583

Grand Total:                  325,616


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit G
Report Period:  October 1, 2003 - December 31, 2003


Item 9: If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

                                                                                               Date of
                                                                                               Issue/
                                                                                               Amend-       Date of        Amount
Guarantor         On Behalf Of     Purpose                   Name of Guaranteed Party          ment        Expiration    Guaranteed
------------------------------------------------------------------------------------------------------------------------------------

Alliant Energy   Alliant Energy   4.55% Sr. Notes              John Hancock Life Insur. Co.  10/15/2003   10/15/2008   $ 75,000,000
                   Corporate                                     and other Noteholders
                   Services

Alliant Energy   NG Energy        Gas Transportation           ANR Pipeline Company          10/28/2003    11/1/2004   $ 25,000,000
                  Trading, LLC      and Storage

Alliant Energy   NG Energy        Gas Transportation           Viking Gas Transmission       11/21/2003    6/30/2004   $    375,000
                  Trading, LLC                                    Company

Resources        RMT, Inc.        Performance and completion   Gaston Copper                 12/10/2003                $  3,000,000
                                    of work                      Recycling Corporation

Resources        NG Energy        Gas Transportation           Northern States Power         11/17/2003    3/01/2004   $  1,000,000
                  Trading, LLC      and Storage                 Company - Wisconsin


Footnote: Resources continues to guarantee Whiting Programs, Inc.'s obligations under three 1984 partnership agreements with Point Arguello Pipeline
     Company,  Point  Arguello  Natural  Gas Line  Company and Gaviota Gas Plant
     Company. The guarantees do not include a maximum limit but were estimated at $4,374,186 as of December 31, 2003.


                                                               Name of                                                     Amount
Guarantor         On Behalf Of     Purpose                   Guaranteed Party                  Period                    Guaranteed
------------------------------------------------------------------------------------------------------------------------------------
Bonds:

Alliant Energy      Cogenex       Performance/                 USA GSA Michigan              10/21/03-10/21/04         $  1,753,269
                                     Payment Bond
Alliant Energy      RMT           Contractors Bond             Construction Industry         10/11/03-10/11/04         $     50,000
                                                                Recovery Fund
Alliant Energy      Whiting       Oil & Gas Browning           State of Montana              10/23/03-10/23/04         $     10,000
Alliant Energy      Whiting       Collective Bond              US Dept of the Interior       10/26/03-10/26/04         $     50,000
                                     Ft. Peck
Alliant Energy      Whiting       Bond For                     Michigan Dept. of             10/08/03-10/08/04         $     20,000
                                    Conformance                 Environmental Quality
Alliant Energy      Whiting       Bond For                     Michigan Dept. of             10/08/03-10/08/04         $     20,000
                                    Conformance                 Environmental Quality
Alliant Energy      Whiting       Bond For                     Michigan Dept. of             10/08/03-10/08/04         $     20,000
                                    Conformance                 Environmental Quality
Alliant Energy      RMT           Right of Way Bond            Road Commission for           11/18/03-11/18/04         $      5,000
                                                                Oakland County
Alliant Energy      RMT           Right of Way Bond            Road Commission for           11/22/03-11/22/04         $      5,000
                                                                Oakland County
Alliant Energy      Whiting       Blanket Well Bond            State of Michigan             11/27/03-11/27/04         $    750,000
Alliant Energy      Cogenex       Performance Bond             U.S. Govt.                    11/26/03-11/26/04         $  5,085,245
Alliant Energy      IPL/AECS      Workers Comp. Bond           State of Illinois             12/01/03-12/01/04         $    200,000
Alliant Energy      RMT           UST Removal Bond             NW Airlines                   12/15/03-12/15/04         $     18,325
Alliant Energy      Cogenex       Energy Savings               Central Maine Power           12/31/03-12/31/04         $    199,800
Alliant Energy      Bastian Bay   Right of Way                 US Minerals                   12/15/03-12/15/04         $    300,000
                     Pipeline       Grant Bond                  Mgmt Service
Alliant Energy      RMT           Performance Bond             Antioch School District       12/30/03-12/30/04         $  1,583,000


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit H
Report Period:  October 1, 2003 - December 31, 2003


Item 13: The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.


Alliant Energy and its subsidiaries are authorized by the Securities and Exchange Commission to invest up to $800 million in additional "energy assets" through December 31, 2004. As of September 30, 2003, Alliant Energy and its subsidiaries had used approximately $401 million ($397 million by Whiting Petroleum Corporation (WPC) and $4 million by various other Alliant Energy subsidiaries). In the fourth quarter of 2003, Alliant Energy completed an Initial Public Offering (IPO) of WPC, leaving Alliant Energy with a 5.76% ownership interest in WPC as of December 31, 2003. Alliant Energy will include 5.76% of the $397 million of investments in energy assets by WPC and $4 million in investments in energy assets by various other Alliant Energy subsidiaries as of December 31, 2003. Alliant Energy did not have any additional changes in its investments in "energy assets" during the fourth quarter of 2003, other than the sale of more than 94% of WPC.

Alliant Energy Corporation did not form any intermediate subsidiaries during the period from October 1, 2003 through December 31, 2003.

Alliant Energy Corporation formed the following financing subsidiaries during the period from October 1, 2003 through December 31, 2003. The financing subsidiary is designated with an asterisk while its parent company is designated as such. The amounts in parenthesis represent the amount of investment in that financing subsidiary during the period from October 1, 2003 through December 31, 2003.

Alliant Energy Resources, Inc.
Whiting Petroleum Corporation * - ($283.4 million)
     Whiting Oil and Gas Corporation

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit I
Report Period:  October 1, 2003 - December 31, 2003


Item 16: A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.


Consolidated Statements of Capitalization                                         Interstate Power and         Wisconsin Power and
December 31, 2003                                 Alliant Energy Corporation         Light Company                Light Company
(amounts in thousands of dollars)
                                                    Amounts      Percentage      Amounts     Percentage      Amounts     Percentage
                                                ------------------------------------------------------------------------------------

Common equity                                     $ 2,371,314      47.50%      $ 1,034,847     47.82%     $ 1,011,837      66.34%
Cumulative preferred stock                            243,803       4.89%          183,840      8.50%          59,963       3.93%
Consolidated debt (1)                               2,376,674      47.61%          945,310     43.68%         453,509      29.73%
                                                --------------------------   --------------------------  ---------------------------
                                                  $ 4,991,791     100.00%      $ 2,163,997    100.00%     $ 1,525,309     100.00%
                                                ==========================   ==========================  ===========================


(1)
Long-term debt, net (excluding current portion)   $ 2,123,298                  $    837,810               $   336,409
Current maturities and sinking funds                   69,281                             -                    62,000
Variable rate demand bonds                             55,100                             -                    55,100
Commercial paper                                      107,500                       107,500                         -
Other short-term borrowings                            21,495                             -                         -
                                                --------------               ---------------             ---------------
                                                  $ 2,376,674                  $    945,310               $   453,509
                                                ==============               ===============             ===============




Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit J
Report Period:  October 1, 2003 - December 31, 2003


Item 17: A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

Statement of Retained Earnings
For the Three Months Ended December 31, 2003
(amounts in thousands of dollars)

                                                                                           Alliant Energy
                                             Interstate Power        Wisconsin Power        Corporation
                                            and Light Company       and Light Company       Consolidated

Beginning balance (September 30, 2003)        $   373,883           $   427,424           $   819,396
Gross earnings (1)                                 23,050                36,674                48,635
Goodwill amortization (2)                               -                     -                     -
Common stock dividends                            (24,512)              (23,812)              (27,614)
                                           ----------------------------------------------------------------
Ending balance (December 31, 2003)            $   372,421           $   440,286           $   840,417
                                           ================================================================


     (1)  Gross   earnings   is  defined  as  net  income   excluding   goodwill
          amortization.

     (2) Pursuant to the adoption of FAS142 on January 1, 2002, Alliant Energy Corporation and its consolidated subsidiaries ceased the amortization of goodwill.